IVY DISTRIBUTORS, INC.

Balance Sheet

December 31, 2016

(In thousands)

Assets

Cash and cash equivalents	$	42,565
Investment securities		3,069
Receivables:		
Fund receivables		563
Income tax receivable from ultimate parent		1,158
Due from affiliates		265
Other receivables		2
Prepaid expenses and other current assets		792
Total current assets		48,414
Property and equipment, net		2,829
Deferred sales commissions, net		3,999
Deferred income taxes		631
Total assets	$	55,873

Liabilities and Stockholder's Equity

Accounts payable	$	2,084
Accrued compensation		2,048
Accrued commissions		24,125
Due to affiliates		444
Other current liabilities		1,345
Total current liabilities		30,046
Accrued pension costs		1,582
Other noncurrent liabilities		212
Total liabilities		31,840
Commitments and contingencies		
Stockholder's equity:		
Common stock, $0.001 par value. 1,000 shares authorized; 100 shares issued and outstanding.		—
Additional paid-in capital		364,749
Accumulated deficit		(339,669)
Accumulated other comprehensive loss		(1,047)
Total stockholder's equity		24,033
Total liabilities and stockholder's equity	$	55,873

See accompanying notes to financial statements.